UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              DIGITALE TELEKABEL AG
                                (Name of Issuer)

                          American Depository Receipts
                Representing Ordinary Shares, Nominal Value DM 5
                         (Title of Class of Securities)

                                  25387W 10 9
                                 (CUSIP Number)

             Michael J. Smith, c/o MFC Capital Partners AG,
        4th Floor, Charlottenstrasse 59, D-10117 Berlin, Germany
                            Telephone 49 30 20945800
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 18, 2001
     (Date  of  Event  Which  Requires  Filing  of  this  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP  No.     25387W  10  9
             ----------------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

        MFC  BANCORP  LTD.
       -------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)   [ ]
       (b)   [X]

3)     SEC  Use  Only
                       ---------------------------------------------------------

4)     Source  of  Funds     AF
                           -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization     YUKON  TERRITORY,  CANADA
                                                  ------------------------------

       Number  of               (7)  Sole  Voting  Power    0
                                                          ----------------------
       Shares  Bene-
       ficially                 (8)  Shared  Voting  Power     679,772
                                                             -------------------
       Owned  by
       Each  Reporting          (9)  Sole  Dispositive  Power    0
                                                               -----------------
       Person
       With                    (10)  Shared  Dispositive  Power    679,772
                                                                ----------------

11)    Aggregate Amount Beneficially Owned by Each Reporting Person   679,772
                                                                     -----------

12)    Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

       -------------------------------------------------------------------------

13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)    90.6%
                                                                   -------------

14)     Type  of  Reporting  Person          CO
                                     -------------------------------------------

CUSIP  No.     25387W  10  9
             ------------------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

         SUTTON  PARK  INTERNATIONAL  LIMITED
       -------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)   [ ]
       (b)   [x]

3)     SEC  Use  Only
                       ---------------------------------------------------------

4)     Source  of  Funds    WC
                          ------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization     BRITISH  VIRGIN ISLANDS
                                                  ------------------------------

       Number  of               (7)  Sole  Voting  Power     0
                                                          ----------------------
       Shares  Bene-
       ficially                 (8)  Shared  Voting  Power    409,772
                                                            --------------------
       Owned  by
       Each  Reporting          (9)  Sole  Dispositive  Power     0
                                                               -----------------
       Person
       With                    (10)  Shared  Dispositive  Power    409,772
                                                                 ---------------

11)     Aggregate Amount Beneficially Owned by Each Reporting Person    409,772
                                                                      ----------

12)     Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

        ------------------------------------------------------------------------

13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)    54.6%
                                                                    ------------

14)     Type  of  Reporting  Person     CO
                                     -------------------------------------------

CUSIP  No.     25387W  10  9
             -----------------------------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

          MFC  MERCHANT  BANK  S.A.
       -------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)   [ ]
       (b)   [x]

3)     SEC  Use  Only
                       ---------------------------------------------------------

4)     Source  of  Funds     WC
                           -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization      SWITZERLAND
                                                   -----------------------------

       Number  of               (7)  Sole  Voting  Power     0
                                                          ----------------------
       Shares  Bene-
       ficially                 (8)  Shared  Voting  Power    135,000
                                                            --------------------
       Owned  by
       Each  Reporting          (9)  Sole  Dispositive  Power     0
                                                                ----------------
       Person
       With                    (10)  Shared  Dispositive  Power     135,000
                                                                  --------------

11)    Aggregate Amount Beneficially Owned by Each Reporting Person   135,000
                                                                     -----------

12)    Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

       -------------------------------------------------------------------------

13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)    18.0%
                                                                   -------------

14)    Type  of  Reporting  Person      CO
                                     -------------------------------------------

CUSIP  No.     25387W  10  9
             ---------------------------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

         DRUMMOND  FINANCIAL  CORPORATION
       -------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)   [ ]
       (b)   [x]

3)     SEC  Use  Only
                       ---------------------------------------------------------

4)     Source  of  Funds     WC
                           -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization     DELAWARE, UNITED STATES
                                                  ------------------------------

       Number  of               (7)  Sole  Voting  Power     0
                                                           ---------------------
       Shares  Bene-
       ficially                 (8)  Shared  Voting  Power    67,500
                                                            --------------------
       Owned  by
       Each  Reporting          (9)  Sole  Dispositive  Power       0
                                                                 ---------------
       Person
       With                    (10)  Shared  Dispositive  Power     67,500
                                                                  --------------

11)    Aggregate  Amount Beneficially Owned by Each Reporting Person    67,500
                                                                       ---------

12)    Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

       -------------------------------------------------------------------------

13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)   9.0%
                                                                   -------------

14)    Type  of  Reporting  Person     CO
                                     -------------------------------------------

CUSIP  No.     25387W  10  9
             -------------------------------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

         TRIMAINE  HOLDINGS,  INC.
       -------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)   [ ]
       (b)   [x]

3)     SEC  Use  Only
                       ---------------------------------------------------------

4)     Source  of  Funds     WC
                           -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place of Organization     WASHINGTON, UNITED STATES
                                                --------------------------------

       Number  of               (7)  Sole  Voting  Power    0
                                                          ----------------------
       Shares  Bene-
       ficially                 (8)  Shared  Voting  Power    67,500
                                                            --------------------
       Owned  by
       Each  Reporting          (9)  Sole  Dispositive  Power      0
                                                                ----------------
       Person
       With                    (10)  Shared  Dispositive  Power    67,500
                                                                 ---------------

11)    Aggregate  Amount Beneficially Owned by Each Reporting Person    67,500
                                                                      ----------

12)    Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

       -------------------------------------------------------------------------

13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)     9.0%
                                                                    ------------

14)    Type  of  Reporting  Person      CO
                                      ------------------------------------------

ITEM  1.     SECURITY  AND  ISSUER.

This Statement relates to American Depository Receipts (the "ADRs") representing the ordinary shares, nominal value DM 5, of Digitale Telekabel AG (the "Company").

The principal executive offices of the Company are located at Peiner Strasse 8, D-30519 Hannover, Germany.

ITEM  2.     IDENTITY  AND  BACKGROUND.

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC"), Sutton Park International Limited ("Sutton Park"), MFC Merchant Bank S.A. ("Merchant Bank"), Drummond Financial Corporation ("Drummond") and TriMaine Holdings, Inc. ("TriMaine") (collectively, the "Reporting Companies"). MFC operates in the financial services segment and has an address at 17 Dame Street, Dublin 2, Ireland. Sutton Park is a wholly-owned subsidiary of MFC and has a registered address at P.O. Box 146, Road Town, Tortola, British Virgin Islands. Merchant Bank is a wholly-owned subsidiary of MFC and has an address at 6 Cours de Rive, Geneva 11, Switzerland, CH-1211. Drummond is an approximately 76.3%-owned subsidiary of MFC and has an address at 17 Dame Street, Dublin 2, Ireland. TriMaine is an approximately 82.2%-owned subsidiary of MFC and has an address at 17 Dame Street, Dublin 2, Ireland. See Item 6 on pages 2, 3, 4, 5 and 6 of this
Schedule 13D for the jurisdictions of organization of each of the Reporting Companies.

The following table lists the names, citizenships, principal business addresses and principal occupations of the executive officers and directors of each of the Reporting Companies.



                         RESIDENCE
                         OR
                         BUSINESS                    PRINCIPAL
NAME                     ADDRESS                     OCCUPATION      CITIZENSHIP
----                     ---------                   ----------      -----------
Michael J. Smith         17 Dame Street,             Director,       British
                         Dublin 2,                   President
                         Ireland                     Chief
                                                     Executive
                                                     Officer of
                                                     MFC

Roy Zanatta              Suite 1620 -                Director        Canadian
                         400 Burrard Street,         and
                         Vancouver,                  Secretary
                         British Columbia,           of MFC
                         Canada, V6C 3A6

Sok Chu Kim              1071 - 59 Namhyun-Dong,     Director        Korean
                         Gwanak-Kn, Seoul,           of Korean
                         Korea                       Liberalization
                                                     Fund Ltd.

Julius Mallin            256 Jarvis Street,          Retired         Canadian
                         Apt. 8D,                    Businessman
                         Toronto, Ontario,
                         Canada  M5B 2J4

Oq-Hyun Chin             3,4 Floor,                  Business        Korean
                         Kyung Am Bldg.,             Advisor,
                         831-28 Yeoksam-Dong,        The Art
                         Kangnam-Ku, Seoul,          Group
                         Korea                       Architects
                                                     & Engineers
                                                     Ltd.

Dr. Stefan Feuerstein    Charlottenstrasse 59,       Director        German
                         D-10117 Berlin,             and
                         Germany                     President
                                                     of MFC
                                                     Capital
                                                     Partners AG

Claudio Morandi          Cours de Rive 6             President       Swiss
                         Geneva 11,                  and
                         Switzerland                 Director
                         CH-1211                     of
                                                     Merchant
                                                     Bank

Jimmy S.H. Lee           Cours de Rive 6             Trustee,        Canadian
                         Geneva 11,                  President
                         Switzerland                 and
                         CH-1211                     Chief
                                                     Executive
                                                     Officer
                                                     of Mercer
                                                     International
                                                     Inc.




                         RESIDENCE
                         OR
                         BUSINESS                    PRINCIPAL
NAME                     ADDRESS                     OCCUPATION      CITIZENSHIP
----                     ---------                   ----------      -----------
Max Huber                Cours de Rive 6             Independent     Swiss
                         Geneva 11,                  Consultant
                         Switzerland
                         CH-1211

Erich Kaiser             Cours de Rive 6             Independent     Swiss
                         Geneva 11,                  Consultant
                         Switzerland
                         CH-1211

Hans-Rudolf Steiner      Cours de Rive 6             Attorney-at-    Swiss
                         Geneva 11,                  Law
                         Switzerland
                         CH-1211

Young-Soo Ko             Room 1202,                  Managing        Korean
                         12/F Wing On Centre,        Director,
                         111 Connaught Road,         Sung Sim
                         Central, Hong Kong          Services Ltd.



During the last five years, neither the Reporting Companies nor, to the knowledge of each of the Reporting Companies, any of their officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

The Reporting Companies have executed a joint filing agreement consenting to the joint filing of this Schedule 13D. Such agreement is filed as Exhibit 1 to this
Schedule  13D  and  is  incorporated  herein  by  reference.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Effective October 18, 2001, Sutton Park entered into a Sale and Transfer Agreement Concerning American Depositary Receipts (the "ADR Agreement") among Tele Columbus GmbH, Sutton Park and the Company dated October 18, 2001 to acquire 679,772 ADRs of the Company as purchase agent for itself and certain affiliates for in aggregate DM 6,780,400, or approximately DM 9.97 per ADR, subject to customary conditions as set forth in the ADR Agreement. An English translation of the ADR Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference. The purchase price is subject to adjustment based on the shareholders' equity and the cash and cash equivalents of the Company on the date of closing of the acquisition of the ADRs and is payable in two installments. The purchase price is being paid from the cash reserves of Sutton Park. Effective the same date, Sutton Park assigned (the "Assignment") 135,000 ADRs of the Company to Merchant Bank, 67,500 ADRs of the Company to Drummond and 67,500 ADRs of the Company to TriMaine, all at a price per ADR equal to the cost per ADR to Sutton Park.

ITEM  4.     PURPOSE  OF  TRANSACTION.

Sutton Park, Merchant Bank, Drummond and TriMaine are acquiring ADRs of the Company for investment purposes. At this time, neither the Reporting Companies nor, to the knowledge of each of the Reporting Companies, any of their directors or executive officers, have the intention of acquiring additional ADRs of the Company, although each of the Reporting Companies reserves the right to make additional purchases on the open market, in private transactions and from treasury.

In connection with the acquisition of the ADRs of the Company, certain representatives of MFC and its affiliates were appointed to the management board of the Company.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

As a result of the ADR Agreement and the Assignment:

(a) MFC will indirectly beneficially own, and have the shared power to direct the vote and disposition of, in aggregate 679,722 ADRs of the Company, representing approximately 90.6% of the Company's issued and outstanding ADRs;

(b) Sutton Park will beneficially own, and have the shared power to direct the vote and disposition of, in aggregate 409,772 ADRs of the Company, representing approximately 54.6% of the Company's issued and outstanding ADRs;

(c) Merchant Bank will beneficially own, and have the shared power to direct the vote and disposition of, in aggregate 135,000 ADRs of the Company, representing approximately 18.0% of the Company's issued and outstanding ADRs;

(d) Drummond will beneficially own, and have the shared power to direct the vote and disposition of, in aggregate 67,500 ADRs of the Company, representing approximately 9.0% of the Company's issued and outstanding ADRs; and

(e) TriMaine will beneficially own, and have the shared power to direct the vote and disposition of, in aggregate 67,500 ADRs of the Company, representing approximately 9.0% of the Company's issued and outstanding ADRs.

To the knowledge of each of the Reporting Companies, none of its directors or executive officers have any power to vote or dispose of any ADRs of the Company, nor did they, or any of the Reporting Companies, effect any transactions in such ADRs during the past 60 days, except as disclosed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

An English translation of the ADR Agreement is filed as Exhibit 2 to this
Schedule 13D and is incorporated herein  by  reference.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.




Exhibit
Number           Description
-------          -----------

  1              Joint Filing Agreement among MFC Bancorp Ltd., Sutton Park
                 International Limited, MFC Merchant Bank S.A., Drummond
                 Financial Corporation and TriMaine Holdings, Inc. dated
                 October 26, 2001.

  2              English translation of the Sale and Transfer Agreement
                 Concerning American Depository Receipts among Tele Columbus
                 GmbH, Sutton Park International Limited and Digitale
                 Telekabel AG dated October 18, 2001.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       MFC BANCORP LTD.

                                  By: /s/ Michael J. Smith
                               ---------------------------------------
                                       (Signature)

                                  Michael J. Smith, President
                               ---------------------------------------
                                       (Name and Title)

                                      October 26, 2001
                               ---------------------------------------
                                       (Date)


                                   SUTTON PARK INTERNATIONAL LIMITED

                                  By: /s/ Michael J. Smith
                               ---------------------------------------
                                       (Signature)

                                  Michael J. Smith, Director
                               ---------------------------------------
                                       (Name and Title)

                                      October 26, 2001
                               ---------------------------------------
                                       (Date)

                                       MFC  MERCHANT  BANK  S.A.

                                  By: /s/  Claudio  Morandi
                               ---------------------------------------
                                       (Signature)

                                  Claudio  Morandi,  President
                               ---------------------------------------
                                       (Name  and  Title)

                                  October  26,  2001
                               ---------------------------------------
                                       (Date)


                                  By: /s/  Peter  Hediger
                               ---------------------------------------
                                       (Signature)

                                  Peter  Hediger,  Vice-President
                               ---------------------------------------
                                       (Name  and  Title)

                                  October  26,  2001
                               ---------------------------------------
                                       (Date)


                                   DRUMMOND  FINANCIAL  CORPORATION

                                  By: /s/  Michael  J.  Smith
                               ---------------------------------------
                                       (Signature)

                                  Michael  J.  Smith,  President
                               ---------------------------------------
                                       (Name  and  Title)

                                  October  26,  2001
                               ---------------------------------------
                                       (Date)


                                     TRIMAINE  HOLDINGS,  INC.

                                  By: /s/  Michael  J.  Smith
                               ---------------------------------------
                                       (Signature)

                                  Michael  J.  Smith,  President
                               ---------------------------------------
                                       (Name  and  Title)

                                  October  26,  2001
                               ---------------------------------------
                                       (Date)

                                  EXHIBIT INDEX



Exhibit
Number            Description
-------           -----------
  1               Joint Filing Agreement among MFC Bancorp Ltd., Sutton Park
                  International Limited, MFC Merchant Bank S.A., Drummond
                  Financial Corporation and TriMaine Holdings, Inc. dated
                  October 26, 2001.

  2               English translation of the  Sale and Transfer Agreement
                  Concerning American Depository Receipts among Tele Columbus
                  GmbH, Sutton Park International Limited and Digitale
                  Telekabel AG dated October 18, 2001.
